04017541

SECL ... EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31,2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hartfield, Titus & Donnelly, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pavonia Avenue, Suite 1430
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. Lynch, Jr. 201-217-8045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

530 Morris Avenue (Address) Springfield (City) NJ (State) 07081 (Zip Code)

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

RECEIVED FEB 27 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark J. Epstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hartfield, Titus & Donnelly,LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified In Suffolk County
Commission Expires July 31, 2005
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Hartfield, Titus & Donnelly, LLC
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Hartfield, Titus & Donnelly, LLC as of December 31, 2003, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartfield, Titus & Donnelly, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 3, 2004

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511
e-mail: info@citrincooperman.com

HARTFIELD , TITUS & DONNELLY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

HARTFIELD, TITUS & DONNELLY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	1,634,011
Deposits receivable		1,786,243
Receivables from broker - dealers and dealer banks		594,503
Due from clearing agents		9,000
Notes receivable		91,808
Loan receivable - affiliate		109,082
Prepaid expenses		3,640
Property and equipment, net		99,311
Cash surrender value - officers' life insurance, net of loans of $318,931		34,951
Investment in securities		20,100
Loans receivable		909,220
TOTAL ASSETS	$	5,291,869

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Payables to broker - dealers and dealer banks	$	607,665
Accrued expenses		1,980,078
Other taxes payable		19,500
Distribution payable		450,000
Other liabilities		11,583
Total liabilities		3,068,826
Commitments and contingencies (Note 6)		
Members' equity		2,223,043
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	5,291,869

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hartfield, Titus & Donnelly, LLC (the "Company") was formed as a limited liability company in the State of New Jersey. The Company serves the investment community principally as a broker of municipal securities in the Northeast, Mid-Atlantic, Midwest, Southern and Pacific regions of the United States. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") and the Municipal Securities Rulemaking Board and the Securities Investors Protection Corporation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities are recorded on a settlement-date basis (generally the third business day following the transaction date), with related commission income and expenses reported on a trade-date basis.

Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code and New Jersey, California, Georgia, New York, Texas, Florida, and Illinois state tax laws to be treated as a partnership for income tax purposes. In lieu of corporate income taxes, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income tax has been included in the financial statements. Some states impose an LLC franchise fee, and these amounts have been accrued.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on a straight-line and double-declining basis over the estimated useful lives of the various classes of assets, ranging from 5 to 12 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Advertising

Advertising and promotion costs are expensed as incurred and aggregated $69,140 for the year ended December 31, 2003.

NOTE 2. CONCENTRATIONS OF CREDIT RISK

At December 31, 2003, and periodically during the year, the Company maintained deposits with a financial institution that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe there is any significant risk.

The Company is engaged in brokerage activities in which counterparties consist primarily of registered brokers, dealers or municipal securities dealers. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations.

NOTE 3. DEPOSITS RECEIVABLE

The Company, as a participant in the National Securities Clearing Corporation (NSCC), is required to maintain an interest-bearing deposit with the NSCC. At December 31, 2003, the required deposit amount was approximately $289,000, and the deposit receivable was $1,691,006.

In addition, the Company has a non interest-bearing deposit with its clearing agent in the amount of $25,000, an interest-bearing deposit with the Depository Trust Company ("DTC") in the amount of $50,000, and various other security deposits of $20,237.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2003:

Computers	$ 106,492
Leasehold improvements	173,292
Furniture and fixtures	47,249
	327,033
Less: accumulated depreciation	(227,722)
Net property and equipment	$ 99,311

Depreciation expense for the year ended December 31, 2003, amounted to $45,191.

NOTE 5. RECEIVABLES AND PAYABLES - BROKER - DEALERS AND DEALER BANKS

These balances represent the contract value of securities not delivered or received on settlement date.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company has several leases for office facilities and vehicles under noncancelable operating leases expiring in various years through 2008. Future minimum lease payments for the remaining lives of the leases are as follows:

Year ending December 31:	Related Party	Others
2004	$ 40,896	$ 112,936
2005	13,632	63,920
2006	-	61,670
2007	-	61,670
2008	-	23,667
	$ 54,528	$ 323,863

Minimum rentals are exclusive of lease provisions requiring periodic adjustments for real estate taxes, electricity and other costs. Rent expense, including real estate taxes, for the year ended December 31, 2003, amounted to $501,363.

NOTE 7. RELATED - PARTY TRANSACTIONS

The Company leases office space, rents equipment, and receives certain administrative services from an affiliated company. These expenses, including rent expense referred to in Note 6, amounted to $363,353 for the year ended December 31, 2003.

Loan receivable from the affiliated company was $109,082 at December 31, 2003. The loan is non-interest bearing, unsecured, and due on demand.

In addition, the Company leases office space and rents electronic computer trading systems from an affiliated company. For the year ended December 31, 2003, these expenses amounted to approximately $621,000, of which $200,000 is included in accrued expenses.

NOTE 8. NOTES RECEIVABLE

During 2002, the Company advanced funds in the amount of $250,000 to an unrelated company. The advances are memorialized by two promissory notes bearing interest at 8% per annum, one for $150,000 and one for $100,000. The $150,000 promissory note is due in four equal annual installments of $37,500, plus accrued interest commencing on October 4, 2003, with a final payment due on October 4, 2006. The $100,000 promissory note is due in four equal annual installments of $25,000, plus accrued interest commencing on December 2, 2003, with a final payment due on December 2, 2006. The $100,000 promissory note can be satisfied with the issuance of a certification of ownership equal to a 3% equity participation in the debtor company. The unrelated company is in default of the first installment payments plus accrued interest on both promissory notes.

During 2003, the Company advanced an additional $300,000 to this unrelated company. The advances are memorialized by six promissory notes of $50,000, each bearing interest at 8% per annum. Five promissory notes are due in four equal annual installments of $37,500, plus accrued interest commencing on October 4, 2003, with a final payment due on October 4, 2006. One promissory note of $50,000 plus accrued interest was due on August 28, 2003.

At December 31, 2003, the unrelated company is in default of paying the annual installments plus accrued interest in the amount of approximately $215,000. After reviewing the unrelated company's financial condition, management has decided to write-off $500,000 of the notes receivable balance as a bad debt. Management has deemed the write-off necessary because the amount that the Company may ultimately recover, if any, is not presently determinable. The notes receivable balance, net of the write-off, including accrued interest, amounted to $91,808 at December 31, 2003.

NOTE 9. LOANS RECEIVABLE

The Company has, from time to time, advanced funds to its officers. These unsecured loans are due on demand. Interest is charged monthly based on the prime rate. Interest income on these loans for the year ended December 31, 2003, aggregated $35,166.

NOTE 10. INVESTMENT IN SECURITIES

During 2000, the Company, as a member of the NASD, was offered the option to purchase warrants for the initial public offering of the NASDAQ Stock Market, Inc. The Company paid $20,100 to purchase warrants to acquire 1,500 shares of the NASDAQ Stock Market, Inc's common stock. The warrants are exercisable in four equal portions, with one share of common stock available for purchase in each portion. The warrants were not exercisable before June 28, 2002, at which time the first portion became exercisable. Each portion shall be exercisable for a one-year period. The warrants are exercisable at a price ranging from $13.00 to $16.00 per share. The investment is stated at cost, which management believes is not materially different from fair market value.

NOTE 11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The Company has met these requirements. At December 31, 2003, the Company has statutory net capital of $969,645, which exceeds the Company required minimum net capital of $206,671. The Company's ratio of aggregate indebtedness to net capital ratio was 3.2 to 1 as of December 31, 2003.

NOTE 12. OFFICERS' LIFE INSURANCE

The Company is the owner and beneficiary of insurance policies on the lives of its two officers in the amount of $200,000 each. At December 31, 2003, loans payable to the insurance company in the amount of $318,931, bearing interest at a rate of 7% annum, are collateralized by the cash value of the policies.

NOTE 13. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all of its full-time eligible employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no contributions during 2003.

HARTFIELD , TITUS & DONNELLY, LLC

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003

"CONFIDENTIAL"

HARTFIELD, TITUS & DONNELLY, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Commission income	$ 19,735,256
Operating and administrative expenses:	
Promotion	719,598
Clearance fees	270,854
Depreciation	45,191
Communications	829,991
Insurance	973,062
Office expense	345,565
Professional fees	324,535
Rent	501,363
Salaries - officers and others	11,979,064
Market data service	337,251
Regulatory fees	136,952
Computer-related expenses	744,163
LLC franchise fees	45,668
Payroll taxes	606,831
Total operating and administrative expenses	17,860,088
Income from operations	1,875,168
Other income (expense):	
Interest income	105,094
Write-down of uncollectible notes receivable	(500,000)
Net other income (expense)	(394,906)
NET INCOME	$ 1,480,262

See accompanying notes to financial statements.

HARTFIELD, TITUS & DONNELLY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net income	$ 1,480,262
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	45,191
Deferred rent	(35,647)
Increase in cash surrender value of officers' life insurance	(26,954)
Write-down of uncollectible notes receivable	500,000
Changes in assets and liabilities:	
Deposits receivable	(481,902)
Due from clearing agents, dealers and dealer banks	596,565
Prepaid expenses	8,223
Payable to broker-dealers and dealer banks	(462,482)
Accrued expenses	(425,797)
Other liabilities	(6,507)
Total adjustments	(289,310)
Net cash provided by operating activities	1,190,952
Cash flow from investing activities:	
Loans to member	(105,194)
Additions to property and equipment	(50,610)
Advances under note agreements	(338,948)
Loans to affiliate	(24,150)
Net cash used in investing activities	(518,902)
Cash flow from financing activities:	
Distributions to members	(1,015,001)
Loans from life insurance policies	318,931
Net cash used in financing activities	(696,070)
Net decrease in cash	(24,020)
Cash - beginning	1,658,031
CASH - ENDING	$ 1,634,011

See accompanying notes to financial statements.

HARTFIELD, TITUS & DONNELLY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	J.F. HARTFIELD & CO., INC.	GARBAN INTERCAPITAL, NORTH AMERICA	TOTAL
Members' equity - beginning	$ 1,479,126	$ 728,656	$ 2,207,782
Net income	991,776	488,486	1,480,262
Subtotal	2,470,902	1,217,142	3,688,044
Distributions	(981,551)	(483,450)	(1,465,001)
MEMBERS' EQUITY - ENDING	$ 1,489,351	$ 733,692	$ 2,223,043

See accompanying notes to financial statements.

HARTFIELD, TITUS & DONNELLY, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1(a)8
(MUNICIPAL SECURITIES BROKER ELECTION)
UNDER THE SECURITIES EXCHANGE ACT
YEAR ENDED DECEMBER 31, 2003

NET CAPITAL:	
Members' equity	$ 2,223,043
Subordinated liabilities	-
Total members' equity and allowable subordinated liabilities	2,223,043
Deductions:	
Nonallowable assets:	
Property and equipment, net	99,311
Loans and advances	1,110,110
Miscellaneous	23,877
Total deductions	1,233,298
Sub-total	989,745
Haircuts	(20,100)
NET CAPITAL	$ 969,645
AGGREGATE INDEBTEDNESS:	
Total liabilities	$ 3,100,052
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required	$ 206,671
Excess net capital	$ 762,974
Ratio: aggregate indebtedness to net capital	3.2:1

RECONCILIATION WITH THE COMPANY'S COMPUTATION:

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing as of December 31, 2003.

See independent auditors' report.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Hartfield, Titus & Donnelly, LLC
Jersey City, New Jersey

In planning and performing our audit of the financial statements of Hartfield, Titus & Donnelly, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511
e-mail: info@citrincooperman.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components do not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 3, 2004